Exhibit 99.1

Nomad Foods Declares Quarterly Dividend

Woking, England, April 30, 2026 – Nomad Foods Limited (NYSE: NOMD) today announced that its Board of Directors has declared a cash dividend of $0.17 per share. The dividend will be payable on May 28, 2026 to shareholders of record as of the close of business on May 12, 2026.

About Nomad Foods

Nomad Foods (NYSE: NOMD) is Europe's leading frozen food company. The Company's portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers' meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Enquiries
Investor Relations Contact
Jason English
investorrelations@nomadfoods.com

Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding the payment of quarterly cash dividends in the future. These statements are based on management's estimates and assumptions with respect to future events, and are believed to be reasonable, though are inherently difficult to predict. The Company cautions that these forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in these forward-looking statements. Undue reliance should, therefore, not be placed on such forward-looking statements. Any forward-looking statements contained in this announcement apply only as at the date of this announcement and are not intended to give any assurance as to future results. The Company will update this announcement as required by applicable law, rule or regulation, but otherwise expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.
1